Exhibit 99.1

Annual General Meeting of Jumia Technologies AG of June 27, 2024
Declared Voting Results

Agenda Item		Valid Votes Cast (Yes/No)	In % of the Registered Share Capital	Votes For the Resolution	Votes For the Resolution as % of Votes Cast	Votes Against the Resolution	Votes For the Resolution as % of Votes Cast	Decision
2	Resolution on the ratification of the acts of the members of the Management Board for the financial year 2023	21,260,360	10.40%	18,388,702	86.49%	2,871,658	13.51%	Approved
3	Resolution on the ratification of the acts of the members of the Supervisory Board for the financial year 2023	21,190,998	10.36%	18,301,920	86.37%	2,889,078	13.63%	Approved
4	Resolution on the appointment of the auditor of the annual financial statements and the auditor of the consolidated financial statements, as well as any audit review of condensed financial statements and an interim management report as well as any audit review of additional interim financial information	21,831,476	10.68%	21,607,994	98.98%	223,482	1.02%	Approved
5	Resolution on the approval of the compensation report for the financial year 2023	21,740,352	10.63%	20,971,784	96.46%	768,568	3.54%	Approved
6	Resolution on the election of a member of the Supervisory Board	21,769,936	10.65%	21,424,330	98.41%	345,606	1.59%	Approved
7	Resolution on the cancellation of Conditional Capital 2019/I and Conditional Capital 2020/I and on the corresponding amendment to the Articles of Association	21,685,846	10.61%	21,355,074	98.47%	330,772	1.53%	Approved

8	Resolution on the amendment of section 15(3) sentence 2 of the Company's Articles of Association to adjust the Articles of Association in accordance with the changed wording of section 123(4) sentence 2 AktG	21,657,532	10.59%	21,325,616	98.47%	331,916	1.53%	Approved
9	Resolution on the cancellation of the existing Authorized Capital 2023/I and the creation of a new authorized capital with the exclusion of the subscription rights and with the authorization for the exclusion of subscription rights as well as on the corresponding amendment to the Articles of Association	21,688,346	10.61%	18,417,372	84.92%	3,270,974	15.08%	Approved